Exhibit 99.1

51JOB, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands exempted company (the “Company”), will be held at 9:00 a.m., local time, on December 6, 2012, at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following ordinary resolutions:

ORDINARY RESOLUTIONS

•	To re-elect Mr. David K. Chao as a director of the Company.

•	To re-elect Mr. James Jianzhang Liang as a director of the Company.

•	To elect Mr. Kazumasa Watanabe as a director of the Company.

•	To re-elect Mr. Rick Yan as a director of the Company.

In addition, the Meeting will transact any other business properly brought before the Meeting.

Members may obtain copies of the proxy materials, including a proxy statement, a proxy form and written consent, and the Company’s 2011 annual report, at http://ir.51job.com under the heading “Annual Report.”

Members of record at the close of business on October 17, 2012 (the “Record Date”) of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Fifth Amended and Restated Memorandum and Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

October 23, 2012